SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-14614

For the Month of June 2004

PETROLEUM GEO-SERVICES ASA

(Translation of registrant’s name into English)

Strandveien 4
N-1366 Lysaker
Norway

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☑

     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☑

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

SIGNATURES
EXHIBIT INDEX
English Translation of Norwegian Annual Report

     Petroleum Geo-Services ASA (the “Company”) has filed an English translation of its Norwegian Annual Report for 2003 with the Oslo Stock Exchange, a copy of which is attached hereto as Exhibit 99.1. The financial statements and the other financial information included in the annual report have been prepared in accordance with accounting standards, principles and practices generally accepted in Norway and have not been reconciled to United States generally accepted accounting principles. In addition, Ernst & Young AS, the Company’s Norwegian auditors, have issued a qualified opinion with respect to such financial statements and have noted that they have issued to the Board of Directors of the Company a letter addressing material weaknesses in the design and operation of the Company’s internal controls. The Norwegian statutory financial statements included in the annual report will be presented to the Company’s shareholders for their approval at the 2004 annual meeting.

Exhibit No.	Description
99.1	English translation of the Company’s Norwegian Annual Report for 2003

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROLEUM GEO-SERVICES ASA
(Registrant)

	By:	/s/ Gottfred Langseth

Gottfred Langseth
Chief Financial Officer

Date: June 28, 2004

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EXHIBIT INDEX

Exhibit No.	Description
99.1	English translation of the Company’s Norwegian Annual Report for 2003

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